

March 26, 2014

Via E-mail
Lei Cao
Chief Executive Officer
Sino-Global Shipping America, Ltd.
136-56 39th Avenue, Room #305
Flushing, NY 11354

>   **Re: Sino-Global Shipping America, Ltd.**
>   **Form 10-K for Fiscal Year Ended June 30, 2013**
>   **Filed September 27, 2013**
>   **File No. 001-34024**

Dear Mr. Cao:

We have reviewed your response letter dated March 14, 2014 and have the following comment.

Please respond to this letter within 10 business days as requested below. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2013

Consolidated Statements of Operations and Comprehensive Loss, page F-3
Net Loss Attributed to Non-Controlling Interest

1. We note your response to prior comment 3 that the agreements between Trans Pacific and Sino-China require the non-controlling interest to absorb 100% of any losses incurred. We are unable to locate disclosure in your Form 10-K for the year ended June 30, 2013 or previous filings that states these terms. Please direct us to the appropriate disclosure or agreement filed previously as an exhibit that supports this statement. Also, as it appears based upon the disclosure provided that "substantially all operations and revenues are generated through Sino-Global," please tell us the nature of the transactions or operations that resulted in the remaining net loss attributable to Sino-Global.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief